EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 2300, 1055 Dunsmuir Street Bentall 4, PO Box 49334 Vancouver, BC V7X 1L4
Item 2	Date of Material Change September 1, 2015
Item 3	News Release The news release dated September 1, 2015 was disseminated through Marketwire and filed on SEDAR.
Item 4
Summary of Material Change

On September 1, 2015, Pretivm announced that it had been issued all of the major regulatory permits required to begin development work towards commercial production at the Brucejack Project located in northern British Columbia.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

On September 1, 2015, Pretivm announced that it had been issued all of the major regulatory permits required to begin development work towards commercial production at the Brucejack Project located in northern British Columbia.

The British Columbia Minister of Energy and Mines has issued a Mines Act Permit approving Pretivm’s mine plan and reclamation program allowing commercial production at the Brucejack Project.  The Mines Act Permit allows for the construction of a 2,700 tonnes per day doré and flotation plant, development of an underground mine, and associated facilities and other infrastructure.

Pretivm has also been has also been issued an Environmental Management Act permit for its Brucejack Project by the British Columbia Ministry of Environment which governs effluent discharge during construction and operation.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Alicia Milne Corporate Secretary Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 1st day of September, 2015.